FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

El Nino Ventures Inc.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

September 20, 2007

Item 3: News Release:

A news release dated and issued on September 20, 2007 was disseminated through Stockwatch and Market News.

Item 4: Summary of Material Change:

El Nino Ventures Inc. identifies new copper mineralized zone on properties in the Democratic Republic of Congo.

Item 5: Full Description of Material Change:

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New copper mineralized zone identified.

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Airborne geophysics survey well underway.

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5,000 meters of drilling will be completed before the rainy season.

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Presently negotiating acquisition of new research permits.

September 20, 2007, Vancouver, BC – El Niño Ventures Inc. (“El Niño”) (TSX.V: ELN; OTCBB: ELNOF; Frankfurt: E7Q) is pleased to announce that a new copper mineralized zone has been identified on its properties in the Democratic Republic of Congo (DRC). This zone is just two kilometers away from the center of our already identified main zone that was outlined using the IRIS remote sensing survey. Several samples have been taken all of which contain substantial visible copper mineralization. These samples will be assayed shortly. This zone is being mapped and interpreted by our geological team and will be incorporated into our forthcoming 5,000 meter drill program.

Our previously announced 5.000 meter drill program will be completed before the rainy season and we anticipate starting our drilling campaign in early October. The previously announced, mid September start date has been revised to early October due to drill availability. An airborne geophysical survey is well under way and should be completed in the next two weeks, with final interpretation shortly thereafter.

Jean Luc Roy, President of El Nino states: “I am presently in the DRC (Congo) and very pleased with the progress we are making in the field. Despite a minor delay in the start of our drill program we will be able to meet our objective of completing 5,000 meters before the rainy season. The new copper zone identified is visually very impressive and I look forward to incorporating it into our drill program plans. I am also actively seeking new acquisitions in the DRC while I am here and I will report back on this matter in the near future.”

About El Niño Ventures Inc.

El Niño Ventures is a junior exploration company, whose corporate objective is to revisit former mining regions and apply the latest technologies to advanced stage exploration targets. El Niño is currently in the middle of a 25,000 meter drill program on the Bathurst Mining Camp via an option/ joint venture agreement with Xstrata Zinc. El Niño has recently acquired a 70% interest in over 350 square kilometers in the world renowned copper belt in the Democratic Republic of Congo.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870      Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 20th day of September 2007.